Exhibit 3

Registrant*	Assets	Amount of Single Insured Bond
Columbia ETF Trust	$33,670,051	$300,000
Columbia Funds Series Trust	$34,094,548,425	$2,500,000
Columbia Funds Series Trust II	$56,266,010,513	$2,500,000
Columbia Funds Variable Insurance Trust I	$621,755,829	$900,000
Columbia Funds Variable Series Trust II	$114,890,948,367	$2,500,000

*	Columbia Funds Master Investment Trust, LLC has $0 gross assets.